

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

David Sgro
Chief Executive Officer
Legato Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: Legato Merger Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2021**
> **File No. 001-39906**

Dear Mr. Sgro:

We have reviewed your filing and have the following comment.

Preliminary Proxy Statement on Schedule 14A Filed July 6, 2021

General

1.   Please revise the proxy statement to comply with all applicable comments issued in regard to Algoma Steel Group Inc's Form F-4 filed July 7, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey M. Gallant